April 25, 2006	Paul D. Chestovich
Direct Phone: (612) 672-8305
Direct Fax: (612) 642-8305
Paul.Chestovich@maslon.com
Via EDGAR and Federal Express
Mr. Kurt Murao
Staff Attorney
Division of Corporate Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Kuhlman Company, Inc. (the “Company”) Form 10-KSB/A for fiscal year ended December 31, 2005 Filed April 20, 2006 File No. 1-32844

Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 Filed April 20, 2006 File No. 333-128240

Amendment No. 1 to Registration Statement on Form S-3 Filed April 20, 2006 File No. 333-133315
Dear Mr. Murao:
     This letter responds on behalf of the Company to the comment letter from Mr. H. Christopher Owings to Mr. Luis A. Padilla dated April 24, 2006 with respect to the filings listed above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with our Amendment No. 2 on Form 10-KSB/A. For your convenience, we are also sending you two copies of the amended filing.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
1.	Please refile the entire Form 10-KSB/A, including the updated 302 certifications and new 906 certifications.
The Company has refiled, together with this correspondence, the entire Form 10-KSB/A as and in the manner requested.
* * * * * *
Please contact me at the telephone number listed above if you have any questions about our responses.
Sincerely,
/s/ Paul D. Chestovich
Paul D. Chestovich

cc:	Luis A. Padilla Scott Kuhlman Jon Gangelhoff Doug Holod John Lawson